UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HELIUS MEDICAL TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, No Par Value Per Share

 (Title of Class of Securities)

42328V504

(CUSIP Number of Class of Securities)

Philippe Deschamps

President and Chief Executive Officer

Helius Medical Technologies, Inc.

642 Newtown Yardley Road, Suite 100

Newtown, Pennsylvania, 18940

(215) 944-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Jeffrey Libson

Darren K. DeStefano

Cooley LLP

11951 Freedom Drive

Reston, VA 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$18,863,815.64	$2,348.55

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in U.S. dollars in the offer will be effectively tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 2,741,146 shares of the issuer’s common stock, having an aggregate value of $18,863,815.64 as of July 9, 2018, calculated based on a Black-Scholes option pricing model, will be repriced pursuant to this offer.

**The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $124.50 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01245% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet-Overview” and “Summary Term Sheet-Questions and Answers” in the Consent Solicitation Statement dated July 12, 2018 (the “Solicitation Request”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Helius Medical Technologies, Inc., a Wyoming corporation (the “Company”). The Company’s principal executive offices are located at 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania, 18940 and the telephone number of its principal executive offices is (215) 944-6100.

(b) Securities.  This Tender Offer Statement on Schedule TO relates to a solicitation by the Company to holders of options to purchase shares of Class A common stock of the Company issued pursuant to the Company’s 2014 Stock Option Plan and/or 2016 Omnibus Incentive Plan (each, an “Option”), subject to specified conditions, to consent to amend each Stock Option Agreement between the Company and such Option holders to denominate the exercise price for each Option in United States Dollars (USD) rather than Canadian Dollars (CAD) (the “Proposed Amendment”).  This solicitation is in connection with the change in the Company’s functional currency from CAD to USD.  All outstanding Options will be eligible to consent to the Proposed Amendment.

The information set forth in the Consent Solicitation Statement under “Summary Term Sheet-Overview,” “Summary Term Sheet-Questions and Answers,” Section I (“Purpose of this Solicitation”), Section II (“The Proposed Amendment”) and Section VI (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth in the Solicitation Request under Section VI (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.  The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

(a) Material Terms.  The information set forth in the Solicitation Request under “Summary Term Sheet-Overview,” “Summary Term Sheet-Questions and Answers,” Section II (“The Proposed Amendment”), Section IV (“Risk Factors”) and Section V (“Procedure to Consent or Not to Consent to the Proposed Amendment; Withdrawal”) is incorporated herein by reference.

(b) Purchases.  The information set forth in the Solicitation Request under Section VII (“Interests of Directors and Executive Officers; Transactions Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.  The information set forth in the Solicitation Request under “Summary Term Sheet-Overview” is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(5) also contain information regarding the Company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  The information set forth in the Solicitation Request under Section I (“Purpose of this Solicitation”), Section II (“The Proposed Amendment”) and Section III (“Reason for the Proposed Amendment”) is incorporated herein by reference.

(b) Use of Securities Acquired. Not applicable.

(c) Plans.  The information set forth in the Solicitation Request under Section I (“Purpose of this Solicitation”), Section II (“The Proposed Amendment”) and Section III (“Reason for the Proposed Amendment”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  Not applicable. The Company is not offering any consideration in connection with the Solicitation Request.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Solicitation Request under “Summary Term Sheet-Overview” and Section VII (“Interests of Directors and Executive Officers; Transactions Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Solicitation Request under Section VII (“Interests of Directors and Executive Officers; Transactions Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.  Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Solicitation Request under Section X (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Solicitation Request under “Summary Term Sheet-Overview” and Section VII (“Interests of Directors and Executive Officers; Transactions Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(5) also contain information regarding the Company.

(2) The information set forth in the Solicitation Request under Section VIII (“Legal Matters”) is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Solicitation of Consent to Amend Stock Option Agreements, dated July 12, 2018
(a)(1)(B)	Form of Consent Form (attached as Exhibit A to Exhibit (a)(1)(A))
(a)(1)(C)	Form of Email to Option Holders
(b)	Not applicable

(d)(1)	2014 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-1 filed with the SEC on July 14, 2014)
(d)(2)	2014 Stock Incentive Plan Form of Option Grant Agreement (incorporated by reference to Exhibit 10.23.1 to the Transition Report on Form 10-K filed with the SEC on April 3, 2017)
(d)(3)	2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.25 to the Transition Report on Form 10-K filed with the SEC on April 3, 2017)
(d)(4)	Amendment Number 1 to the 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.25.1 to the Transition Report on Form 10-K filed with the SEC on April 3, 2017)
(d)(5)	2016 Omnibus Incentive Plan Form of Option Grant Agreement
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Helius medical technologies, inc.

By:	/s/ Philippe Deschamps
Philippe Deschamps
President and Chief Executive Officer

Dated: July 12, 2018

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